August 27, 2024

Tian Su Hua
Chief Executive Officer
Vanjia Corp
4771 Sweetwater Blvd, #199
Sugar Land, TX 77479

       Re: Vanjia Corp
           Form 10-K for the annual period ended December 31, 2023 File No. 000-55508
Dear Tian Su Hua:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction